





# USCA All Terrain Fund

4444 Westheimer, Ste. G500
Houston, TX 77027

**February 2024 | Fact Sheet**

### Historical Performance - USCA All Terrain Fund

| Year | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | YTD |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2024 | 0.72% | 2.03% | | | | | | | | | | | 2.76% |
| 2023 | 2.75% | -0.23% | -0.78% | 0.55% | -0.73% | 2.35% | 1.69% | -0.30% | -0.74% | -0.96% | 3.03% | 2.33% | 9.19% |
| 2022 | -1.34% | 0.00% | 1.08% | -0.34% | 0.17% | -3.16% | 1.62% | -0.20% | -2.04% | 2.97% | 1.50% | 0.50% | 0.61% |
| 2021 | -0.27% | 4.07% | 2.15% | 2.47% | 1.39% | -0.62% | 0.20% | 0.92% | -0.99% | 2.33% | -0.82% | 2.93% | 14.50% |
| 2020 | -1.27% | -3.55% | -8.63% | 4.95% | 2.42% | 1.21% | 2.47% | 2.12% | -1.16% | -0.31% | 6.54% | 4.48% | 8.63% |
| 2019 | 3.94% | 1.25% | 0.39% | 1.88% | -2.59% | 2.97% | -0.07% | -0.99% | 0.46% | 0.40% | 0.90% | 1.71% | 10.56% |
| 2018 | 2.38% | -1.78% | -0.78% | 0.46% | 1.26% | -0.05% | 1.36% | 0.55% | 0.04% | -4.30% | -0.29% | -3.65% | -4.92% |
| 2017 | 0.89% | 1.00% | 0.13% | 0.30% | 0.06% | 0.15% | 0.78% | -0.07% | 1.16% | 0.88% | 0.17% | 0.83% | 6.45% |
| 2016 | -2.67% | -1.23% | 1.77% | 1.40% | 0.82% | -0.49% | 1.60% | 0.67% | 0.22% | -0.52% | 1.86% | 1.21% | 4.63% |
| 2015 | | | | | | | -0.86% | -2.92% | -2.99% | 1.84% | -0.05% | -1.57% | -6.44% |

### Distribution of Monthly Returns (since inception: Jul 2015)

30
25
20
15
10
5
0
Monthly Periods
< -4%
-4% to -3%
-3% to -2%
-2% to -1%
-1% to 0%
0% to 1%
1% to 2%
2% to 3%
3% to 4%
> 4%
Return Range

### Investment Summary

USCA All Terrain Fund ("ATF" or "the Fund") is a multi-manager fund that attempts to outperform a traditional 60% equities/40% bond portfolio over a full market cycle by investing with a diversified group of traditional and alternative investment managers. ATF attempts to exploit what we believe are three sources of alphas relative to traditional equity and bond strategies:

1. Relative value/multi-strategy managers whose returns are less dependent on markets rising for returns as a substitute for traditional fixed income exposure.

2. Equity managers active in selecting stocks they believe are both undervalued and overvalued in an attempt to profit from both, as opposed to passive equity strategies that rely on a general rise in the equity markets.

3. Addition of uncorrelated strategies like global macro, managed futures and other strategies in an attempt to increase ATF's overall risk-adjusted returns.

### Performance Statistics (since inception: Jul 2015)

| | ATF | BGA | MSCI World | 60/40 Blend |
|---|---|---|---|---|
| Return (Ann.) | 5.09% | 0.42% | 10.30% | 6.48% |
| Std. Deviation | 7.08% | 6.45% | 15.71% | 10.96% |
| Sharpe Ratio | 0.72 | 0.07 | 0.66 | 0.59 |
| Beta | | 0.31 | 0.40 | 0.54 |

### Trailing Returns (annualized)

| | ATF | BGA | MSCI World | 60/40 Blend |
|---|---|---|---|---|
| 1 Year | 9.45% | 3.10% | 25.57% | 16.19% |
| 3 Year | 7.59% | -5.52% | 9.15% | 3.22% |
| 5 Year | 8.08% | -1.03% | 12.21% | 7.00% |
| Since Inc. | 5.09% | 0.42% | 10.30% | 6.48% |

### Trailing Returns (last 12 Months)

| | Mar-23 | Apr-23 | May-23 | Jun-23 | Jul-23 | Aug-23 | Sep-23 | Oct-23 | Nov-23 | Dec-23 | Jan-24 | Feb-24 | TTM |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ATF | -0.78% | 0.55% | -0.73% | 2.35% | 1.69% | -0.30% | -0.74% | -0.96% | 3.03% | 2.33% | 0.72% | 2.03% | 9.45% |
| BGA | 3.16% | 0.44% | -1.96% | -0.01% | 0.69% | -1.37% | -2.92% | -1.20% | 5.04% | 4.16% | -1.38% | -1.26% | 3.10% |
| MSCI World | 3.16% | 1.80% | -0.92% | 6.09% | 3.38% | -2.35% | -4.28% | -2.88% | 9.43% | 4.94% | 1.22% | 4.28% | 25.57% |
| 60/40 Blend | 3.16% | 1.26% | -1.33% | 3.65% | 2.30% | -1.96% | -3.74% | -2.21% | 7.67% | 4.63% | 0.18% | 2.06% | 16.19% |

### Portfolio (as of 2/1/2024)

| Top 10 Portfolio Positions | % of NAV | Strategy | Relationship Inception |
|---|---|---|---|
| Greenlight Masters | 11.79% | Long/Short Equity - Long Bias | Jul-15 |
| WMQS Global Equity Active Extension | 7.38% | Long Equity | May-18 |
| North Rock | 7.09% | Multi-Strategy | Nov-21 |
| Riverview Omni | 7.04% | Multi-Strategy | Jan-23 |
| Brevan Howard | 5.63% | Global Macro | Jul-15 |
| Spruce Point Research Activism | 5.51% | Long/Short Equity - Low Market Exposure | May-21 |
| Stanley Partners | 5.44% | Long/Short Equity - Long Bias | Jul-20 |
| Black Diamond Arbitrage Partners | 5.18% | Relative Value | Oct-17 |
| ECF Value | 4.49% | Event Driven | Jul-20 |
| Voss Value | 3.99% | Long/Short Equity - Long Bias | Mar-20 |

| | |
|---|---|
| Total Number of Funds | 22 |
| Average Allocation | 4.09% |
| Largest Strategy Allocation | Long/Short Equity - Long Bias |

### Allocation by Strategy

Relative Value
Cash/Other
Long Equity
Long/Short Equity - Long Bias
Long/Short Equity - Low Market Exposure
Traditional Investing
Alternative Investing
Multi-Strategy
Event Driven
Managed Futures
Global Macro

### Fund Highlights

| | | |
|---|---|---|
| Management Fee<br>0.75% | Subscription Frequency<br>Monthly | Tax Reporting<br>K-1+ |
| Minimum<br>$100,000 | Redemption Frequency<br>Quarterly Tenders* | Eligibility<br>Accredited Investors |

* Up to 25% of Net Asset Value, subject to sole discretion of Board

+ ATF may generate Unrelated Business Taxable Income

**Past Performance is not indicative of future results.**

As of February 29, 2024. Performance shown is net of fund fees and expenses, and reflects the reinvestment of dividends and other investment income. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than original cost. Current performance may be higher or lower than the performance quoted. Please note that the fund commenced operations on July 1, 2015. Please see the notes at the end of this document for importan risk disclosures along with a glossary of definitions and index sources. Sources: USCA Asset Management LLC and the Portfolio Investments, Bloomberg, and eVestment Alliance, LLC.

 **USCA All Terrain Fund**

## Risk Disclosure Statement

**An offer can only be made by the prospectus and only in jurisdictions in which such an offer would be lawful. The prospectus contains important information concerning the investment objective, risk factors, expenses and other material aspects of the USCA All Terrain Fund to carefully consider, and must be read carefully before a decision to invest is made. Please contact USCA Asset Management at (713) 366-0500 to obtain a free copy of the prospectus.**

Any person subscribing for an investment must be able to bear the risks involved and must meet the fund's suitability requirements. Some or all alternative investment programs may not be suitable for certain investors. No assurance can be given that the fund's investment objectives will be achieved. Among the risks we wish to call to the particular attention of prospective investors are the following:

• The fund is a closed-end, non-diversified management investment company.

• **An investment in ATF is speculative and involves a substantial degree of risk.**

• **Past results are not necessarily indicative of future performance, and performance may be volatile.**

• An investor could lose all or a substantial amount of his or her investment.

• The fund is highly illiquid. There is no secondary market for the investors' interest and none is expected to develop, and there are certain restrictions on transferring interests.

• No shareholder has the right to require the Fund to redeem its shares.  Redemptions are available only through quarterly repurchase offers made at the discretion of the Board.

• Fees and expenses will offset the fund's trading profits.

• The fund will involve a complex tax structure, which an investor should review carefully with its tax advisor before investing.

• The fund is not required to provide periodic pricing or valuation information to investors with respect to its individual investments.

• Some of the underlying funds are not subject to the same regulatory requirements as mutual funds.

• A limited portion of the trades executed may take place on foreign markets.

• The fund is subject to conflicts of interest.

**Please review the "Risk Factors" and "Conflicts of Interest" sections of the prospectus.**

## Index & Statistic Definitions

Index performance is shown for illustrative purposes only and does not represent the performance of any specific investment. Index returns do not include expenses, fees or charges, which would lower performance. The indices are unmanaged and an investor cannot invest directly in an index. In reviewing the performance of the fund, investors should not consider any of the indices presented herein to be performance benchmarks.

**MSCI World Index (MSCI World)**.  The MSCI World Index is a broad global equity benchmark that represents large and mid-cap equity performance across 23 developed markets countries. It covers approximately 85% of the free float-adjusted market capitalization in each country.  The index does not offer exposure to emerging markets.

**Bloomberg Global Aggregate Bond Index ("BGA")**.  The Bloomberg Global Aggregate Bond Index is a flagship measure of global investment grade debt from twenty-four local currency markets. This multi-currency benchmark includes treasury, government-related, corporate and securitized fixed-rate bonds from both developed and emerging markets issuers. There are four regional aggregate benchmarks that largely comprise the Global Aggregate Index: the US Aggregate (USD300mn), the Pan-European Aggregate, the Asian-Pacific Aggregate, and the Canadian Aggregate Indices. The Global Aggregate Index also includes Eurodollar, Euro-Yen, and 144A Index-eligible securities, and debt from five local currency markets not tracked by the regional aggregate benchmarks (CLP, MXN, ZAR, ILS and TRY). A component of the Multiverse Index, the Global Aggregate Index was created in 2000, with index history backfilled to January 1, 1990.

**60/40 Blend**.  The 60/40 Blend represents the performance of a portfolio that consists 60% of the MSCI World Index and 40% of the Bloomberg Global Aggregate Index rebalanced monthly.

**Rate of Return (ROR)**.  The compound geometric average return that assumes the same rate of return every period to arrive at the equivalent compound growth rate reflected in the actual return data.

**TTM**.  The trailing 12-month return.

**Std. Deviation**.  The annualized standard deviation of monthly returns since inception.

**Sharpe Ratio.**  A risk/return measure developed by William Sharpe.  Return is defined as the incremental average return of an investment over the risk free rate. Risk is defined as the standard deviation of the investment returns.  The Sharpe Ratio in this context assumes the risk free rate to equal 0%.  All values are presented annualized.

**Beta.**  Beta is the slope of the regression line.  Beta measures the risk of a particular investment relative to the market as a whole (the "market" can be any index or investment one specifies).  It describes the sensitivity of the investment to broad market movements.


## USCA All Terrain Fund

### Strategy Definitons

**Relative Value**. Relative value strategies attempt to take advantage of relative pricing discrepancies between various instruments, including equities, fixed income, options and futures. Managers may use mathematical, fundamental or technical analysis to determine misvaluations. Securities may be mispriced relative to an underlying security, related securities, groups of securities, or the overall market. Relative value investments may be available only cyclically or not at all. Furthermore, if assumptions used in the research and analysis of relative value investments are incorrect or if the model used to evaluate such investments is flawed, relative value strategies may be unsuccessful.

**Managed Futures**. Managed futures strategies involve speculative trading in futures, forwards and options thereon. Managers may trade portfolios of instruments in U.S. and non-U.S. markets in an effort to capture passive risk premiums, and attempt to profit from anticipated trends in market prices. These managers generally rely on either technical or fundamental analysis or a combination thereof in making trading decisions and attempting to identify price trends. They may attempt to structure a diversified portfolio of liquid futures contracts, including, but not limited to, stock index, interest rate, metals, energy and agricultural futures markets. Participation in a market that is either volatile or trendless could produce substantial losses for a fund. Failure to identify trends or to exit a market position after a trend matures could also produce substantial losses for a fund.

**Event Driven**. Event-driven strategies are designed to profit from changes in the prices of securities of companies facing a major corporate event. The goal of an event-driven strategy is to identify securities, which may include common or preferred stock as well as many types of fixed income, with a favorable risk-reward ratio based on the probability that a particular event will occur. Such events include mergers and acquisitions as well as restructurings, spin-offs and significant litigation (e.g., tobacco or patent litigation).

**Global Macro**. Global macro strategies typically seek to generate income and/or capital appreciation through a portfolio of investments focused on macro-economic opportunities across numerous markets and instruments. These strategies rely on the use of, among other things, cash and derivative markets, each of which bear their own risks, as well as certain assumptions about global macro-economic trends. There can be no assurance that such macro-economic assumptions will prove to be correct. Global macro managers may employ relative value, event driven, long/short and other strategies or trading approaches. Trading positions are generally held both long and/or short in both U.S. and non-U.S. markets. Global macro strategies are generally categorized as either discretionary or systematic in nature and may assume aggressive investment postures with respect to position concentrations, use of leverage, portfolio turnover, and the various investment instruments used.

**Long/Short Equity and Fixed Income.** Long/short equity/fixed income strategies generally seek to produce returns from investments in the global equity and/or fixed income markets. These strategies are generally focused on absolute returns and the trades implemented in the strategy generally capitalize on the manager's views and outlooks for specific markets, regions, sectors, or securities. While these strategies involve both long and short positions in various equity and/or fixed income securities, the manager's positions will generally reflect a specific view about the direction of a market. Unlike traditional equity or fixed income funds, the directional view relates less to the absolute direction of the market and more toward the specific positions (longs versus shorts) held within a portfolio (nonetheless, a manager may take a directional position that relates to the absolute direction of the market). In addition to making shifts in markets, regions, sectors or securities, managers have the flexibility to shift from a net long to a net short position, but in general will maintain a net long exposure. An exception is for those managers that are classified as short sellers, who maintain a consistent net short exposure in their portfolio, meaning that significantly more capital supports short positions than is invested in long positions (if any is invested in long positions at all). Unlike long positions, which one expects to rise in value, short positions are taken in those securities the portfolio manager anticipates will decrease in value. Long/short equity/fixed income managers may be generalists or may specialize in various areas, including, but not limited to, market sectors, geographies, or a certain segment of the market. There can be no assurance that the valuation assumptions utilized in establishing a long and/or short position in a particular security will prove to be correct or that the strategy will be implemented correctly.

**Long Equity and Fixed Income**. Similar to long/short equity and/or fixed income described above, managers employing this strategy generally do not engage in short selling or hedging of the market risks associated with their investments, but rather inherent in these strategies is the risk associated with the equity and/or fixed income markets as a whole, in addition to the risks described in "Long/Short Equity and Fixed Income" described above. In certain instances, a manager may raise cash as a means of taking a negative view on the market in an attempt to mitigate a portion of the market risk associated with this strategy.

**Multi-Strategy**. Multi-strategy funds generally employ some or all of the strategies described above.

The descriptions above reflect the current expectations regarding the strategies that may be used by the funds in which the Fund is invested. Managers have significant latitude when managing these funds and could make changes to these strategies, or the way they are implemented.